Exhibit 99.1

AirNet Technology Inc. and Subsidiaries

Consolidated Balance Sheets

(Stated in U.S. dollars in thousands, except share and per share data)

	December 31, 2024	June 30, 2025
		(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2	$134
USDT	-	1,885
Other current assets	4,111	14
Current assets of discontinued operations	21,842	22,100
Total current assets	25,955	24,133

OTHER ASSETS
Property and equipment, net	24,278	26,882
Security deposit	-	5,600
Other assets of discontinued operations	9,987	9,726
Total non-current assets	34,265	42,208

Total assets	60,220	66,341

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT LIABILITIES
Accounts payable	-	331
Accrued expenses and other current payables	350	562
Amounts due to related parties	-	200
Taxes payable	-	5
Current liabilities of discontinued operations	78,245	79,101
Total current liabilities	78,595	80,199

OTHER LIABILITIES
Other liabilities of discontinued operations	3,631	3,729
Total non-current liabilities	3,631	3,729

Total liabilities	82,226	83,928

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares ($0.04 par value; 900,000,000 shares authorized; 15,639,877 and 31,195,477 shares issued as of December 31, 2024 and June 30, 2025, respectively; 14,332,648 and 29,888,248 shares outstanding as of December 31, 2024 and June 30, 2025, respectively)	575	1,197
Additional paid-in capital	311,740	318,118
Treasury shares (1,307,229 and 1,307,229 shares as of December 31, 2024 and June 30, 2025)	(1,517)	(1,517)
Deferred share compensation	(814)	(481)
Accumulated deficits	(332,464)	(334,462)
Accumulated other comprehensive income	33,407	32,488
Total AirNet Technology Inc. shareholders’ equity	10,927	15,343

NON-CONTROLLING INTERESTS	(32,933)	(32,930)

Total deficit	(22,006)	(17,587)

Total liabilities and shareholders’ equity	$60,220	$66,341

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AirNet Technology Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Stated in U.S. Dollars in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)

Revenues	$-	$12,764

Cost of revenues	-	12,703

Gross profit	-	61

Operating expenses:
General and administrative expenses	289	2,016
Total operating expenses	289	2,016

Loss from continuing operations	(289)	(1,955)

Other (expenses) income:
Interest (expenses) income, net	(47)	4
Other expenses, net	(2)	-
Total other (expenses) income, net	(49)	4

Loss from continuing operation before income taxes	(338)	(1,951)

Income tax expense	-	5

Net loss from continuing operation	(338)	(1,956)

Discontinued operations:
Net income (loss) from discontinued operations, net of income taxes	21,683	(39)
Loss from disposal of discontinued operations, net of income taxes	(1,447)	-
Net income (loss) from discontinued operations	20,236	(39)

Net income (loss)	19,898	(1,995)

Less: Net income attributable to non-controlling interests	3	3

Net income (loss) attributable to AirNet Technology Inc.	$19,895	$(1,998)

Net income (loss)	$19,898	$(1,995)

Foreign currency translation adjustment	597	(919)

Total comprehensive income (loss)	20,495	(2,914)

Less: Total comprehensive income attributable to non-controlling interests	3	3

Total comprehensive income (loss) attributable to AirNet Technology Inc.	$20,492	$(2,917)

Weighted average number of ordinary shares outstanding - basic and diluted	8,035,683	25,591,121

Earnings (loss) per ordinary shares - basic and diluted	$2.48	$(0.08)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AirNet Technology Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(Stated in U.S. Dollars in thousands, except for share and per share data)

								Total AirNet
	Ordinary shares		Additional		Deferred		Accumulated other	Technology Inc.		Total
	outstanding		paid-in	Treasury	share	Accumulated	comprehensive	shareholders’	Noncontrolling	(Deficit)
	Shares	Par Value	capital	shares	compensation	deficits	income (loss)	equity	interests	Equity
BALANCE, December 31, 2023	4,474,836	$181	$298,750	$(1,148)	$-	$(318,813)	$32,879	$11,849	$(32,936)	$(21,087)
Share-based compensation	1,200,000	48	1,284	-	(1,147)	-	-	185	-	185
Sales of ordinary shares	3,372,788	135	5,565	-	-	-	-	5,700	-	5,700
Issuance of ordinary shares to repay debts	6,567,431	260	7,293	-	-	-	-	7,553	-	7,553
Repurchase of ordinary shares for subsidiary disposal	(1,307,229)	(52)	-	(1,518)	-	-	-	(1,570)	-	(1,570)
Additional ordinary shares of round-up adjustment due to equipment purchase cancellation	4	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	597	597	-	597
Net income	-	-	-	-	-	19,895	-	19,895	3	19,898
BALANCE, June 30, 2024 (unaudited)	14,307,830	$572	$312,892	$(2,666)	$(1,147)	$(298,918)	$33,476	$44,209	$(32,933)	$11,276

BALANCE, December 31, 2024	14,332,648	$575	$311,740	$(1,517)	$(814)	$(332,464)	$33,407	$10,927	$(32,933)	$(22,006)
Amortization of share-based compensation	-	-	-	-	333	-	-	333	-	333
Sales of ordinary shares	15,555,600	622	6,378	-	-	-	-	7,000	-	7,000
Foreign currency translation adjustment	-	-	-	-	-	-	(919)	(919)	-	(919)
Net (loss) income	-	-	-	-	-	(1,998)	-	(1,998)	3	(1,995)
BALANCE, June 30, 2025 (unaudited)	29,888,248	$1,197	$318,118	$(1,517)	$(481)	$(334,462)	$32,488	$15,343	$(32,930)	$(17,587)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AirNet Technology Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Stated in U.S. Dollars in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net loss from continuing operations	$(338)	$(1,956)
Adjustments to reconcile net loss to net cash used in continuing operating activities:
Depreciation and amortization	-	4,046
Share-based compensation	185	333
Changes in operating assets and liabilities:
Cryptocurrencies-mining, net of mining pool operating fees	-	(4,108)
Other current assets	96	-
Security deposit	-	(5,600)
Accrued expenses and other current payables	(4,209)	212
Taxes payable	-	5
Net cash used in continuing operating activities	(4,266)	(7,068)
Net cash provided by discontinued operating activities	5,141	622
Net cash provided by (used in) operating activities	875	(6,446)

Cash flows from investing activities:
Net cash provided by continuing investing activities	-	-
Net cash (used in) provided by discontinued investing activities	(205)	261
Net cash (used in) provided by investing activities	(205)	261

Cash flows from financing activities:
Proceeds of borrowings from related parties	-	200
Proceeds from issuance of ordinary shares through private offerings	5,700	7,000
Net cash provided by continuing financing activities	5,700	7,200
Net cash provided by discontinued financing activities	228	-
Net cash provided by financing activities	5,928	7,200

Effect of exchange rate changes	361	(918)

Net change in cash, cash equivalents and restricted cash	6,959	97
Cash, cash equivalents and restricted cash - beginning of period	170	113
Cash, cash equivalents and restricted cash - end of period	7,129	210
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of period	(7,127)	(76)
Total cash, cash equivalents and restricted cash of continuing operations at end of period	$2	$134

Supplemental non-cash information:
Shares issued to repay amounts due to related parties upon execution of offset agreement	$7,553	$-
Shares repurchased for subsidiary disposal	$1,570	$-
Exchange BTC to USDT	$-	$12,764
Miners purchased with USDT	$-	$6,319

The following table provides a reconciliation of cash and restricted cash reported within the balance sheet that sum to the total of the same amounts shown in the statement of cash flows:

Cash and cash equivalents	$7,127	$208
Restricted cash	2	2
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$7,129	$210

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

AirNet Technology Inc. (“AirNet” or the “Company”) was incorporated in the Cayman Islands on April 12, 2007.

The Company conducted the cryptocurrencies mining business operations by its Hong Kong subsidiary Blockchain Dynamics Limited. On March 19, 2024, the Group has resolved to dispose Blockchain Dynamics Limited together with its subsidiary. On August 31, 2024, the Group has resolved to dispose One World Global Travel Inc. and Global International Travel Limited together with its subsidiaries. On January 1, 2025, the Company resumed its cryptocurrencies mining business, and the business was later conducted by its newly established Hong Kong subsidiary, Robust Achievement Limited.

The company, its subsidiaries, through its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) operate its out-of-home advertising network, primarily air travel advertising network, in the People’s Republic of China (the “PRC”). The Group provided advertising time slots in the form of digital TV screens on airplanes, and media contents display in air travel. Collaborating with the Group’s partners, AirNet served airline travelers with interactive entertainment and a coverage of breaking news, and furnished corporate clients with advertisements tailored to the perceptions of the travelers. On June 11, 2025, the Group entered into certain purchase agreement with a third party, pursuant to which the third party agreed to purchase the legacy air travel media network business operations (the “Legacy Business”) in exchange for nominal cash consideration of US$1 (the “Disposition”), which was being conducted through the Company’s wholly owned subsidiaries. The Disposition was completed on September 3, 2025.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

As of issuance date of this report, details of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

Intermediate Holding Company:
Broad Cosmos Enterprises Ltd. (“Broad Cosmos”) (4)	June 26, 2006	British Virgin Islands (“BVI”)	100
AirNet International Limited (“AirNet International”) (4)	July 14, 2007	BVI	100
AirNet (China) Limited (“AN China”) (4)	August 5, 2005	Hong Kong	100
One World Global Travel Inc. (“One World”) (3)	February 29, 2024	the U.S.	100
Global International Travel Limited (“Global Travel”) (3)	March 1, 2024	BVI	100
IGlobal Travel Limited (“IGlobal Travel”) (3)	March 15, 2024	Hong Kong	100
AirNet Technology Ohio Inc. (“AirNet Ohio”)	February 6, 2025	United States	100
Robust Achievement Limited (“Robust Achievement”)	March 5, 2025	Hong Kong	100
Subsidiaries:
Blockchain Dynamics Limited(1)	January 11, 2021	Hong Kong	100
Energy Bytes Inc.(1)	January 21, 2022	United States	100
Yuehang Chuangyi Technology (Beijing) Co., Ltd. (“Chuangyi Technology”) (4)	September 19, 2005	the PRC	100
Shenzhen Yuehang Information Technology Co., Ltd. (“Shenzhen Yuehang”) (4)	June 6, 2006	the PRC	100
Xi’an Shengshi Dinghong Information Technology Co., Ltd. (“Xi’an Shengshi”) (4)	December 31, 2007	the PRC	100
Beijing Youxing Technology Co., Ltd. (“Beijing Youxing”) (3)	April 10, 2024	the PRC	100
Beijing Labaku Information Technology Co., Ltd. (“Beijing Labaku”) (3)	May 14, 2024	the PRC	100
Beijing Suida Real Estate Development Co., Ltd. (“Beijing Suida”) (3)	November 30, 2004	the PRC	100
VIEs:
Beijing Linghang Shengshi Advertising Co., Ltd. (“Linghang Shengshi”) (4)	August 7, 2005	the PRC	N/A
Wangfan Tianxia Network Technology Co., Ltd.(“Iwanfan”) (4)	May 6, 2016	the PRC	N/A
Yuehang Sunshine Network Technology Group Co., Ltd. (“AirNet Online”) (4)	April 30, 2015	the PRC	N/A
VIEs’ subsidiaries:
Beijing Yuehang Digital Media Advertising Co., Ltd. (“Beijing Yuehang”) (4)	January 16, 2008	the PRC	N/A
Beijing AirNet Pictures Co., Ltd. (“AirNet Pictures”) (4)	September 13, 2007	the PRC	N/A
Wenzhou Yuehang Advertising Co., Ltd. (“Wenzhou Yuehang”) (4)	October 17, 2008	the PRC	N/A
Beijing Dongding Gongyi Advertising Co., Ltd. (“Dongding”) (4)	February 1, 2010	the PRC	N/A
Guangzhou Meizheng Online Network Technology Co., Ltd. (“Guangzhou Meizheng”) (4)	May 17, 2013	the PRC	N/A
Air Esurfing Information Technology Co., Ltd. (“Air Esurfing”) (4)	September 25, 2013	the PRC	N/A
Wangfan Linghang Mobile Network Technology Co., Ltd. (“Linghang”) (4)	April 23, 2015	the PRC	N/A
Beijing Wangfan Jiaming Pictures Co., Ltd. (“Wangfan Jiaming”) (4)	December 31, 2015	the PRC	N/A
Meizheng Network Information Technology Co., Ltd. (“Meizheng Network”) (4)	August 8, 2016	the PRC	N/A
Beijing Wangfan Jiaming Advertising Co., Ltd. (“Jiaming Advertising”) (4)	January 1, 2007	the PRC	N/A
Shandong Airmedia Cheweishi Network Technology Co., Ltd. (“Shangdong Cheweishi”) (2)	July 21, 2016	the PRC	N/A
Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd. (“Dingsheng Ruizhi”) (4)	May 25, 2016	the PRC	N/A
Yuehang Zhongying E-commerce Co., Ltd. (“Zhongying”) (4)	May 17, 2018	the PRC	N/A
Beijing Airport United Culture Media Co., Ltd. (“Airport United”) (4)	June 19, 2018	the PRC	N/A
Yuehang Sunshine (Beijing) Asset Management Co., Ltd. (“Yuehang Asset”) (4)	January 18, 2019	the PRC	N/A
Air Joy Media Private Limited (“Air Joy”) (4)	November 15, 2019	Singapore	N/A

(1)	The two subsidiaries were disposed in March 2024.
(2)	The subsidiary discontinued operations in January 2024.
(3)	The subsidiaries were disposed in August 2024.
(4)	The subsidiaries were disposed in September 2025.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

The VIE arrangements

Chinese regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home television advertising services. Since December 30, 2005, foreign investors have been permitted to own directly 100% interest in PRC advertising companies if the foreign investor has at least three years of direct operations of advertising business outside of the PRC.

One of the Company’s subsidiaries, AN China, the 100% shareholder of Chuangyi Technology, Shenzhen Yuehang, and Xi’an Shengshi, has been engaged in the advertising business in Hong Kong since September 2008.

The Group conducts substantially all of its activities through VIEs, i.e. Linghang Shengshi, Iwanfan and AirNet Online, and the VIEs’ subsidiaries. The VIEs have entered into the following series of agreements with Chuangyi Technology:

●	Technology support and service agreement: Chuangyi Technology provides exclusive technology support and consulting services to the VIEs and in return, the VIEs are required to pay Chuangyi Technology service fees. The VIEs pay to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5% in the case of Linghang Shengshi, and Jiaming Advertising, or 1.0% in the case of Beijing Yuehang, which final rate should be determined by Chuangyi Technology. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service fees for each given year payable by AirNet Online to Chuangyi Technology under AirNet Online’s technology support and service agreement shall be determined by AirNet Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online in its provision of technology support and service and the correlation between AirNet Online’s results of operations and the technology support and service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology support and service agreements are effective for ten years and such term is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

●	Technology development agreement: VIEs exclusively engaged Chuangyi Technology to provide technology development services. Chuangyi Technology owns the intellectual property rights developed in the performance of these agreements. Except for AirNet Online, the VIEs pay to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5% in the case of Linghang Shengshi, and Jiaming Advertising, which final rate should be determined by Chuangyi Technology. It is at Chuangyi Technology’s sole discretion that the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AirNet Online to Chuangyi Technology under AirNet Online’s technology development agreement shall be determined by AirNet Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online in its provision of technology development service and the correlation between AirNet Online’s results of operations and the technology development service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology development agreements are effective for ten years and such terms is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

●	Exclusive Technology Consultation and Service Agreement: AirNet Online exclusively engages Chuangyi Technology to provide consultation services in relation to management, training, marketing and promotion. AirNet Online agrees to pay to Chuangyi Technology the amount of annual service fees as determined by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by Chuangyi Technology’s written confirmation prior to the expiration of the agreement term.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

●	Call option agreement: Under the call option agreements between Chuangyi Technology and the shareholders of Linghang Shengshi, Beijing Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the shareholders of AirNet Online, to the extent permitted under PRC law, all the equity interests in AirNet Online, as the case may be. To the extent the applicable PRC law does price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AirNet Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between Chuangyi Technology and the shareholders of AirNet Online), Chuangyi Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE’s shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As Chuangyi Technology has not entered into any written guarantee agreements with any third-party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from Chuangyi Technology as a guarantor of the VIEs’ performance obligations. The absence of a written guarantee agreement, however, does not affect the conclusion that the Group is the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at Chuangyi Technology’s sole discretion.

●	Equity pledge agreement: Under the equity pledge agreements between Chuangyi Technology and the shareholders of the Group’s VIEs other than AirNet Online, the shareholders of those VIEs pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to Chuangyi Technology to guarantee those VIEs’ performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online pledged all of their equity interests, including the right to receive declared dividends, in AirNet Online to Chuangyi Technology to guarantee the performance by AirNet Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform their obligations set forth in the applicable agreements, Chuangyi Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AirNet Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement.

●	Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize Chuangyi Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by the shareholders of the Group’s VIEs other than AirNet Online will remain effective during the operating periods of the respective VIEs. Such authorization is effective for ten years and such term is renewed upon its expiry at Chuangyi Technology’s sole discretion. The authorization letters by the shareholders of AirNet Online will remain effective for as long as the respective parties remain shareholders of AirNet Online unless terminated earlier by Chuangyi Technology or the call option agreement with respect to AirNet Online is terminated prior to its expiration.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

Through the above contractual arrangements, Chuangyi Technology has obtained 100% of shareholders’ voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by Chuangyi Technology at its sole discretion. Accordingly, the Group has consolidated the VIEs because the Group believes, through the contractual arrangements, (1) Chuangyi Technology could direct the activities of the VIEs that most significantly affect its economic performance and (2) Chuangyi Technology could receive substantially all of the benefits that could be potentially significant to the VIEs. Other than the contractual arrangements described above, because the management and certain employees of Chuangyi Technology also serve in the VIEs as management or employees, certain operating costs paid by Chuangyi Technology, such as payroll costs and office rental, were re-charged to the VIEs.

Chuangyi Technology also entered into loan agreements with each shareholder of AirNet Online, pursuant to which Chuangyi Technology permits to make loans in an aggregate amount of RMB 50,000 to the shareholders of AirNet Online solely for the incorporation and capitalization of AirNet Online. The loan is interest free and the term of the loan is ten years and shall be automatically renewed on an annual basis unless Chuangyi Technology objects. Chuangyi Technology can require the shareholders to repay all or a portion of the loan before the maturity date with a 15 days prior written notice. Under such circumstances, Chuangyi Technology is entitled to, or designate a third party to, buy all or a portion of the shareholders’ equity interests in AirNet Online on a pro rata basis based on the amount of the repaid principal of the loan.

Risks in relation to the VIE structure

The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Group’s ability to control the VIEs also depends on the authorization letters that Chuangyi Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes the rights granted by the authorization letters is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Group’s PRC subsidiaries and affiliates;

●	discontinue or restricting the Group’s PRC subsidiaries’ and affiliates’ operations;

●	impose conditions or requirements with which the Group or its PRC subsidiaries and affiliates may not be able to comply; or

●	require the Group or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Group, Chuangyi Technology, or the VIEs.

Certain shareholders of VIEs are also beneficial owners or directors of the Company. In addition, certain beneficial owners and directors of the Company are also directors or officers of VIEs. Their interests as beneficial owners of VIEs may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of VIEs, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of VIEs will not act contrary to any of the contractual arrangements and the exclusive purchase right contract provides the Company with a mechanism to remove them as shareholders of VIEs should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of VIEs arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

The following financial statement information for AirNet’s VIEs were included in the accompanying unaudited condensed consolidated financial statements, presented net of intercompany eliminations:

	As of December 31,	As of June 30,
	2024	2025
		(unaudited)
Total current assets of discontinued operations	$21,842	$22,100
Total non-current assets of discontinued operations	9,987	9,726

Total assets	31,829	31,826

Total current liabilities of discontinued operations	78,245	79,101
Total non-current liabilities of discontinued operations	3,631	3,729

Total liabilities	$81,876	$82,830

	For the six months ended June 30,
	2024	2025
	(unaudited)	(unaudited)
Net income (loss) from discontinued operations, net of income taxes	$21,683	$(39)
Net cash provided by discontinued operating activities	6,575	622
Net cash (used in) provided by discontinued investing activities	(205)	261
Net cash provided by discontinued financing activities	228	—

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (SEC), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2025. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements as of and for the year ended December 31, 2024.

(b)	Going concern

The Group has a history of operating losses, $1,995 for the six months ended June 30, 2025, and had negative working capital of $56,066 as of June 30, 2025. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. The Group’s ability to continue as a going concern depends on management’s ability to successfully execute its business plan which includes increasing the utilization rate of existed staffs and potential financing from public market or private placement. In addition, the shareholders of the Company will provide financing support to the Company if needed within next twelve months to ensure sufficient working capital for the Company’s operation and development. However, there is no assurance that the measures above can be achieved as planned. Nevertheless, management prepared the unaudited condensed consolidated financial statements assuming the Group will continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

(c)	Basis of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(d)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including standalone selling price of each distinct performance obligation in the cryptocurrency mining revenue recognition, allowance for credit losses, the useful lives of property and equipment, impairment of long-lived assets, share-based compensation and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(e)	Significant risks and uncertainties

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: net losses in the past and futures; failure in launching new business; a significant or prolonged economic downturn; competition from other competitors; regulatory or other governmental related factors; past and future acquisitions; failure to maintain an effective system of internal control over financial reporting and effective disclosure controls and procedures; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s growth strategies; and general risks associated with the industry.

(f)	Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group measured its financial assets and liabilities, including cash and cash equivalents, USDT, other current assets, accounts payable, other current liabilities and amounts to related parties on a recurring basis as of December 31, 2024 and June 30, 2025.

Cash and cash equivalents and USDT are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of other current assets, accounts payable, other current liabilities and amounts to from related parties approximate their fair values due to their short-term maturity.

(g)	Fair value of financial instruments

The Group’s financial instruments include cash and cash equivalents, stablecoins, other current assets, amount due to related parties and accounts payable. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2024 and June 30, 2025.

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include equity investment and long-lived assets based on level 2 or 3 inputs.

(h)	Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the consolidated statements of operations and comprehensive (loss) income, result from discontinued operations have been reported separately from the income and expenses from continuing operations and prior periods have been presented on a reclassified comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Due to the disposal of Blockchain Dynamics Limited together with its subsidiary, the disposal of One World, Global Travel together with its subsidiaries, and the disposal of Broad Cosmos and its subsidiaries, which represented strategic shifts and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the businesses have been reclassified in the accompanying unaudited condensed consolidated financial statements as discontinued operations for all the periods presented.

(i)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

(j)	Cryptocurrencies

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured in the Company’s principal market. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. Gross impairments, net of subsequent realized gains on the sale and disposal of previously impaired crypto assets held are reflected in crypto asset impairment, net in the consolidated statements of operations. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Cryptocurrencies awarded to the Group through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Group accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

USDT

USDT (Tether) are cryptocurrency-like crypto assets. The main difference between a stablecoin (such as Tether or USDC) and a payment cryptocurrency (such as Bitcoin) is that a stablecoin is designed to ensure that its value remains constant when compared to a particular currency. This could be because the stablecoin is backed by an amount of currency held on deposit at a particular bank or though mathematical formulae that aim to balance demand and supply. It is a type of digital asset which the Company holds to meet certain working capital requirements. The Company classifies USDT as a financial asset on the basis that one USDT can be redeemed for one US dollar from an issuer.

(k)	Allowance for credit losses

The Group adopted ASC 326 Financial Instruments – Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit. Management used an expected credit loss model for the impairment of accounts receivable as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

(l)	Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Miners	3 years

Costs of repairs and maintenance are expensed as incurred and asset improvements that extend the useful life are capitalized. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated income statement. When property and equipment are retired or otherwise disposed of the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

(m)	Impairment of long-lived assets

Long-lived assets held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technology, economy or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, relief from royalty income approach, quoted market values and third-party independent appraisals, as considered necessary.

The Group makes various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. The assumptions and estimates used to determine future values and remaining useful lives of long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as the Group’s business strategy and its forecasts for specific market expansion.

As of June 30, 2025, the net carrying amount of long-lived assets consisted of miners of $26,882 for the continuing operations. The Group did not recognize any impairment loss during the six months ended June 30, 2024 and 2025 for the continuing operations.

(n)	Revenue recognition

On January 1, 2018, the Group adopted ASC Topic 606, “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption did not result in a material adjustment to the accumulated deficit as of January 1, 2018.

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Cryptocurrency mining: The Group has entered into digital asset mining pools by executing contracts with the mining pool operator to provide computing power to the mining pool. In exchange for providing computing power, the Group is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. Currently, the mining pool only mines bitcoins. The total mining revenue for a given month is calculated as the sum of the daily bitcoin revenues, where each day’s revenue is determined by multiplying the amount of bitcoin mined on that day by the bitcoin market closing price on the same day. From the total monthly revenue, the hosting fees and the maintenance fees will be deducted. The mining pool operator pays the resulting net amount in USDT (or such other mutually agreed stablecoin or fiat currency) on a quarterly basis to the wallet address designated in writing by the Group.

The provision of providing such computing power is the only performance obligation in the Group’s contracts with mining pool operators. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Group has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block and the Group receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

On March 19, 2024, the Company suspended its cryptocurrencies mining business with the disposal of Blockchain Dynamics Limited and its subsidiary. On January 1, 2025, the Company resumed its cryptocurrencies mining business under its subsidiary Robust Achievement.

(o)	Cost of revenues

Cost of revenues consists primarily of the direct costs associated with running the cryptocurrency mining business, such as utilities, maintenance labor costs, shipping fees, plant remodeling fees and other service charges. The Company signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide electric power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partner to the Company. Depreciation of cryptocurrency mining equipment is calculated separately and also recorded as a component of cost of revenues for cryptocurrency mining.

(p)	Security deposit

Security deposit consists of the deposit paid to the Company’s cryptocurrency mining hosting service provider. The deposit is held as collateral for the Company’s payment obligations as outlined in the hosting agreement. The security deposit is refundable upon termination of the agreement, after offsetting any valid overdue amounts.

(q)	Foreign currency translation

The functional and reporting currency of the Company and the Company’s subsidiaries domiciled in BVI and Hong Kong are the United States dollar (“U.S. dollar”). The financial records of the Company’s other subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC are maintained in their local currency, the Renminbi (“RMB”), which are the functional currency of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Group’s entities with functional currency of RMB translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Retained earnings and equity are translated using the historical rate. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

(r)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Group classifies the interest and penalties, if any, as a component of the income tax expense. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. According to Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to 10 years if the underpayment of taxes is due to fraud or willful evasion.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025, the Group had no uncertain tax positions that if recognized would affect the annual effective tax rate.

The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of June 30, 2025, income tax returns for the tax years ended December 31, 2019 through December 31, 2024 remain open for statutory examination.

(s)	Share-based payments

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expenses over the requisite service periods based on a straight-line method, with a corresponding impact reflected in additional paid-in capital.

Share-based payment transactions with non-employees are measured based on the fair value of the options on the measurement date as of each reporting date and recognized as expense over the requisite service periods on a straight-line method subject to adjustments in fair value, with a corresponding impact reflected in additional paid-in capital.

(t)	Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the six months ended June 30, 2024 and 2025 in the consolidated statements of comprehensive (loss) income.

(u)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and USDT. The Group places their cash and cash equivalents with financial institutions with high-credit rating and quality in China. The USDTs are stored at the the Company’s wallet addresses. The Company has no reason to believe it will incur any theft or loss because (i) it has no known or historical experience of claims to use as a basis of measurement, (ii) it accounts for and continually verifies the amount of crypto assets within its control, and (iii) it has established security around custodial product private keys to minimize the risk of theft or loss.

(v)	Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential common shares in the diluted net income (loss) per share computation are excluded in periods of losses, as their effect would be anti-dilutive.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

(w)	Recent issued accounting standards

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments. These requirements include: (i) disclosure of significant expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”); (ii) disclosure of an amount for other segment items (equal to the difference between segment revenue less segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment and a description of their composition; (iii) annual disclosure of a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (iv) clarification that, if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report those additional measures of segment profit or loss; (v) disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) disclosure of segment profit or loss in assessing segment performance and deciding how to allocate resources; and (vi) requiring a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU, and all existing segment disclosures in Topic 280. ASU 2023-07 is effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Company has adopted the guidance in ASU 2023-07 and applied the amendments retrospectively to all prior periods presented in these unaudited condensed consolidated financial statements. Refer to Note 12 segment reporting.

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles – “Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets” (ASU 2023-08”), which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period. The objectives of the amendments are to provide investors and other capital allocators with more decision-useful information that better reflects the underlying economics of crypto assets within the scope and an entity’s financial position while reducing cost and complexity associated with applying cost-less-impairment accounting. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements and related disclosures.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 is intended to provide users of financial statements with more decision-useful information about expenses of a public business entity, primarily through enhanced disclosures of certain components of expenses commonly presented within captions on the statement of operations, such as employee compensation and depreciation and amortization, as well as a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 also requires disclosure of the total amount of selling expenses. ASU 2024-03 is effective prospectively or retrospectively for the Company for its fiscal year beginning January 1, 2027 and for interim periods beginning January 1, 2028, with early adoption permitted. The Company is currently assessing ASU 2024-03 and its impact on its disclosures.

In March 2025, the FASB issued Accounting Standards Update No. 2025-02, “Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122” (“ASU 2025-02”), which rescinds the embedded SEC guidance in Topic S-99-1 of ASC 450 related to obligations to safeguard crypto assets under SAB 121. The amendments require entities with obligations to safeguard crypto assets to assess whether a contingent liability exists under ASC 450-20, “Loss Contingencies.” This guidance is effective for annual periods beginning after December 15, 2024, including interim periods, with early adoption permitted. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

(x)	Reclassification

Certain prior year amounts have been reclassified to conform to the current year of discontinued operations presentation. These reclassifications have no effect on the accompanying statements of operations and cash flows.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS

Disposal of Blockchain Dynamics Limited and its subsidiary

On March 19, 2024, the Group resolved to dispose Blockchain Dynamics Limited together with its subsidiary. The business was disposed to Mr. Herman Man Guo for exchange of 1,307,229 ordinary shares of the Company at a par value of US$0.04. The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with FASB ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities of discontinued operations as of December 31, 2024, while results of operations related to the discontinued operations for the six months ended June 30, 2024, are reported as income (loss) from discontinued operations.

The discontinued operations had no operations for the six months ended June 30, 2024. Assets and liabilities of the discontinued operations as of March 19, 2024 and the loss on sale of discontinued operations recognized during the six months ended June 30, 2024 are as follows:

As of March 19,
2024
Cash and cash equivalents	$20
Other current assets	4,546
Total assets of discontinued operations	4,566

Accrued expenses and other current liabilities	294
Amounts due to related parties	1,256
Total liabilities of discontinued operations	$1,550

Total net assets	$3,016
Total consideration received	1,569
Loss on sale of discontinued operations	$1,447

Disposal of One World, Global Travel and its Subsidiaries

On August 31, 2024, the Group resolved to dispose One World, Global Travel and its subsidiaries. The business was disposed to Mr. Jiang Hao for exchange of US$1. The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with FASB ASC 205-20-45. The results of operations related to the discontinued operations for the six months ended June 30, 2024 were reported as income (loss) from discontinued operations. The discontinued operations had no operations for the six months ended June 30, 2024.

Disposal of Broad Cosmos and its Subsidiaries, its VIEs and VIEs’ subsidiaries

On June 11, 2025, the Group resolved to dispose the Legacy Business, which was being conducted through the Company’s wholly owned subsidiaries. The business was disposed to an unrelated third party for exchange of US$1. The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with FASB ASC 205-20-45. The results of operations related to the discontinued operations for the six months ended June 30, 2025 were reported as income (loss) from discontinued operations.

The Group’s revenues from the Legacy Business are mainly derived from selling advertising time slots on the Group’s advertising networks. The Group is a principal as it controls the specified good or service before that good or service is transferred to a customer. The Group is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before the specified good or service has been transferred to a customer and has discretion in establishing the price for the specified good or service. The Group’s contract with customers do not include multiple performance obligations, significant financing component and any variable consideration. Generally, the Group recognizes revenue under ASC Topic 606 for each type of its performance obligation either over time (generally, the transfer of a service) or at a point in time (generally, the transfer of content).

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

The results of discontinued operations for the six months ended June 30, 2025 and 2024 are as follows:

	For the six months ended June 30,	For the six months ended June 30,
	2024	2025
	(unaudited)	(unaudited)
Revenues	$193	$104
Less: Cost of revenues	(205)	(201)
Gross loss	(12)	(97)
Total operating expenses	(2,012)	(1,269)
Loss from discontinued operations	(2,024)	(1,366)
Total other income, net	23,707	1,327
Income (loss) from discontinued operation before income taxes	21,683	(39)
Income tax expenses from operations	—	—
Net income (loss) from discontinued operations	$21,683	$(39)

Assets and liabilities of the discontinued operations as of December 31, 2024 and June 30, 2025 are as follows:

	As of December 31,	As of June 30,
	2024	2025
	(unaudited)
Cash and cash equivalents	$111	$76
Other current assets	21,731	22,024
Noncurrent assets	9,987	9,726
Total assets of discontinued operations	31,829	31,826

Accrued expenses and other current liabilities	78,245	79,101
Amounts due to related parties	3,631	3,729
Total liabilities of discontinued operations	$81,876	$82,830

Total net assets of discontinued operations	$(50,047)	$(51,004)

4.	USDT

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) paid in USDT amounts during the six months ended June 30, 2025:

USDT
Value
(unaudited)
Balance on January 1, 2025	$—
Revenue recognized from cryptocurrencies mined	12,764
Hosting fees settled in cryptocurrencies	(8,656)
Miners purchased with cryptocurrencies	(6,319)
Cryptocurrencies received from disposal of subsidiaries	4,096
Balance on June 30, 2025	$1,885

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

5.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,	As of June 30,
	2024	2025
		(unaudited)
Receivable from a third party	$15	$14
Receivable from disposal of subsidiaries (i)	4,096	—
	$4,111	$14

(i)	On August 31, 2024, the Company resolved to dispose One World, Global Travel and its subsidiaries to a third party (the ‘Transferee”) for exchange of $1 due to loss of control. For the internal transactions between the Company and its subsidiaries in the amount of $4,096, the Transferee shall pay to the Company the total sum of $4,096, or its equivalent in any for (including cash, funds, or goods). The Company received the full repayment in USDT from the Transferee in April 2025.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,	As of June 30,
	2024	2025
		(unaudited)
Miners	$24,278	$30,928
Less: accumulated depreciation	—	(4,046)
Total property and equipment, net	$24,278	$26,882

Depreciation expense for the six months ended June 30, 2024 and 2025 was nil and $4,046, respectively, for the continuing operations. Impairment loss recorded for the six months ended June 30, 2024 and 2025 was nil for the continuing operations.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,	As of June 30,
	2024	2025
		(unaudited)
Accrued payroll and welfare	$30	$210
Other tax payable	4	4
Accrued staff disbursement	—	33
Other current liabilities	316	315
Total	$350	$562

8.	INCOME TAXES

AirNet is a tax-exempted company incorporated in the Cayman Islands.

Robust Achievement is subject to Hong Kong tax law. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2.0 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 7.5% (half of the standard rate) for unincorporated businesses (mostly partnerships and sole proprietorships). Assessable profits above HK$2.0 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. AN China is qualified to elect the tax rate of 8.25% as it had a small profit in the six months ended June 30, 2025.

AirNet Ohio is incorporated in the U.S. and is subject to federal income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal and tax-exempted for state. AirNet Ohio had no taxable income during the six months ended June 30, 2025.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

Income tax expenses are as follows:

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Income tax expenses:
Current	$—	$5
Deferred	—	—
	$—	$5

The principal components of the Group’s deferred income tax assets are as follows:

	As of December 31,	As of June 30,
	2024	2025
		(unaudited)
Deferred tax assets:
Net operating loss carry forwards	$—	$71
Valuation allowance	—	(71)
Total deferred tax assets, net	$—	$—

As of December 31, 2024 and June 30, 2025, the Company had net operating losses carry forward of nil and approximately $71, respectively, from the Company’s U.S. subsidiary, which can be carried forward 20 years to offset taxable income. Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. If events occur in the future that allow the Company to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Due to the limited operating history of the U.S. subsidiary, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of nil and approximately $71 related to U.S. subsidiary as of December 31, 2024 and June 30, 2025, respectively.

9.	NET INCOME (LOSS) PER SHARE

On November 30, 2022, with the approval of shareholder meeting, the Company consolidated every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of the Company into one share of the same class of par value of US$0.04 each (the “Share Consolidation”). Upon the Share Consolidation, the ratio of its American Depositary Receipts representing ordinary shares (“ADS”) of the Company will be amended from one ADS representing ten (10) ordinary shares of the Company to one (1) ADS representing one (1) ordinary share of the Company. Following and as a result of the Share Consolidation, the authorized share capital of the Company will be US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each.

On May 2, 2024, the authorized share capital of the Company increased from US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each to US$40,000,000 divided into 900,000,000 ordinary shares of a nominal or a par value of US$0.04 each and 100,000,000 preferred shares of a nominal or par value of US$0.04 each, by the creation of an additional 877,500,000 ordinary shares with a par value of US$0.04 each and 97,500,000 preferred shares with a par value of US$0.04 each.

All share and per share data as of December 31, 2024 and June 30, 2025 and for the six months ended June 30, 2024 and 2025 are presented on a retroactive basis.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

10.	SHARE BASED PAYMENTS

2012 Share incentive plan

In 2012 the Group created the 2012 Share Incentive Plan (the “Plan”) which provides for 6,000,000 ordinary shares options to be granted to employees and directors. Share options under this Plan may vest over a service period, performance condition or market condition, as specified in each award. Share options generally expire 5 years from the grant date. The Group has extended the expiration date of its outstanding options to December 31, 2025.

The following summary of stock option activities for the six months ended June 30, 2025:

Outstanding Options
		Weighted		Weighted
		average	Weighted	average
		exercise	average	remaining	Aggregate
	Number of	price	grant-date	contractual	intrinsic
	options	per option	fair value	terms	value
Outstanding as of January 1, 2024	6,540,000	$0.44	$0.35	0.53	$—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	6,155,032	0.44	0.35	—	—

Outstanding as of December 31, 2024	384,968	$0.24	$0.35	1.00	$—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—

Outstanding as of June 30, 2025 (unaudited)	384,968	$0.24	$0.35	0.50	$—

The total intrinsic value of options exercised during the six months ended June 30, 2024 and 2025 was nil. The Group recorded nil share-based compensation expense related to the incentive plan for the six months ended June 30, 2024 and 2025. The total unrecognized compensation expense related to unvested share options granted as of June 30, 2025 was nil.

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company’s ordinary shares and listed shares of comparable companies over a period comparable to the expected term of the options. From March 2011, the volatility was estimated based on the historical volatility of the Company’s share price as the Company has accumulated sufficient history of stock price for a period comparable to the expected term of the options.

(2)	Risk-free rate

Risk-free rate is based on yield of US Treasury bill as of valuation date with maturity date close to the expected term of the options.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

(3)	Expected term

The expected term is estimated based on a consideration of factors including the original contractual term and the vesting term.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options. The Group has no plan to pay any dividend in the foreseeable future. Therefore, the Group considers the dividend yield to be zero.

(5)	Exercise price

The exercise price of the options was determined by the Group’s Board of Directors.

(6)	Fair value of underlying ordinary shares

The closing market price of the ordinary shares of the Company as of the grant/modification date was used as the fair value of the ordinary shares on that date.

No options were granted during 2021 to 2024.

Ordinary shares issued for services

In March 2024, the Group granted an aggregate of 1,200,000 ordinary shares with a fair value of $1,332, determined using the closing price of $1.1 on March 20, 2024, to one service provider. The value of these shares is being amortized over the service period of two years starting from April 1, 2024. During the six months ended June 30, 2024 and 2025, the Group recorded $185 and $333 share-based compensation expense related to services, respectively.

11.	EQUITY

On March 19, 2024, the Group resolved to dispose Blockchain Dynamics Limited together with its subsidiary. The business was disposed to Mr. Herman Man Guo for exchange of 1,307,229 ordinary shares of the Company at a par value of $0.04. Therefore, a total of 1,307,229 ADSs was recorded as treasury shares as of June 30, 2025.

Sale of ordinary shares

On February 19, 2025, the Company entered into certain securities purchase agreement with certain non-U.S. persons as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell up to an aggregate of 15,555,600 restricted ordinary shares of the Company, par value $0.04 per share, at a price of $0.45 per Share for an aggregate purchase price of approximately $7 million. The net proceeds to the Company from the offering shall be used by the Company for working capital and general corporate purposes.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

12.	SEGMENT REPORTING

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. Based on management’s assessment in accordance with ASC 280, the Company determined that it had one reportable segment through December 31, 2024, the traditional air travel media network operations. Subsequent to January 1, 2025, following the expansion of its cryptocurrency mining operations, the Company determined it has two reportable segments: (1) cryptocurrency mining (continuing operations) and (2) traditional air travel media network (discontinued operations). Prior period numbers are broken down for comparative purpose.

The following tables present summary information by segment for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30, 2025
	Cryptocurrency mining segment	Air travel media network segment
	(continuing)	(discontinued)
Revenues	$12,764	$104
Cost of revenues	(12,703)	(201)
Segment gross profit (loss)	61	(97)
Salaries and benefits expenses	(362)	(312)
Professional services expenses	(790)	(447)
Other segment expenses	(864)	(510)
Interest income (expenses), net	4	(18)
Other income, net	—	1,345
Income tax expense	(5)	—
Segment net loss	(1,956)	(39)

For the six months ended June 30, 2024
Air travel media network segment
(discontinued)
Revenues	$193
Cost of revenues	(205)
Segment gross loss	(12)
Salaries and benefits expenses	(509)
Professional services expenses	(1,445)
Other segment expenses	(347)
Interest expenses, net	(62)
Other income, net	73
Income from long-term investments	23,647
Loss from disposal	(1,447)
Segment net loss	(19,898)

13.	COMMITMENTS AND CONTINGENCIES

As of June 30, 2025, the Group had no material purchase commitments or significant leases.

AIRNET TECHNOLOGY INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

14.	LIABILITIES FOR LITIGATION

There were no material changes to the Company’s liabilities for litigation that were disclosed in Note 18. Liabilities For Litigation to the Consolidated Financial Statements included in the annual report Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on May 2, 2025, and the litigations are only related to the entities held-for-sale as of June 30, 2025. Therefore, the related impact or balance on the financial statements of the litigations were reclassified to discontinued operations.

15.	SUBSEQUENT EVENTS

The Company has evaluated all events that occurred after June 30, 2025 through the date the unaudited condensed consolidated financial statements were available for issuance and identified the following subsequent events occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.

On August 22, 2025, the Company entered into a share purchase agreement (the “Purchase Agreement”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell, and the Purchasers agreed to subscribe and purchase, 80,826,225 of its ordinary shares, par value US$0.04 each (the “Ordinary Shares”), and accompanying warrants (the “Stapled Warrants”) at a combined purchase price of U$2.227 per Ordinary Share and accompanying Stapled Warrant in a registered direct offering. Each Stapled Warrant has an initial exercise price per share of U$3.3405, subject to certain adjustments. The Stapled Warrants will be exercisable immediately and will expire on August 27, 2030. A holder (together with its affiliates and other attribution parties) may not exercise any portion of a Stapled Warrant to the extent that immediately prior to or after giving effect to such exercise the holder would own more than 4.99% or 9.99%, at the holder’s election, of the Company’s outstanding Ordinary Shares immediately after exercise. The gross proceeds to AirNet from the offering are approximately US$180.0 million, before deducting offering expenses payable by the Company. The offering was closed on August 27, 2025.

On September 3, 2025, the extraordinary general meeting of shareholders approved an amendment to share capital structure of the Company. The total authorized share capital remains unchanged at US$40,000,000, which has been reclassified from (i) 900,000,000 ordinary shares and 100,000,000 preferred shares (each with a par value of US$0.04) to (ii) 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares (each with a par value of US$0.04). The amendment involves the redesignation of all issued and authorized but unissued ordinary shares as Class A ordinary shares, and the redesignation of all 100,000,000 authorized but unissued preferred shares as Class B ordinary shares. The respective rights and restrictions attaching to the Class A and Class B ordinary shares are governed by the Company’s Amended and Restated Memorandum and Articles of Association.

On September 3, 2025, the extraordinary general meeting of shareholders approved that the Company’s name be changed from “AirNet Technology Inc.” to “Yueda Digital Holding”.

On September 3, 2025, the extraordinary general meeting of shareholders approved the 2025 Equity Incentive Plan of the Company, under which the Company is authorized to deliver an aggregate of 4,679,322 restricted shares to eligible directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company from time to time.